Exhibit 99.8

Non-Employee Directors

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear [FullName]:

As you know, on February 24, 2006, (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Scientific-Atlanta, Inc. (“Scientific-Atlanta”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., Columbus Acquisition Corp., and Scientific-Atlanta dated November 18, 2005 (the “Merger Agreement”). On the Closing Date you held one or more outstanding non-qualified stock options to purchase shares of Scientific-Atlanta common stock granted to you under the Non-Employee Directors Stock Option Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of Scientific-Atlanta under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Scientific-Atlanta common stock granted to you under the Plan (the “Scientific-Atlanta Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Scientific-Atlanta (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Scientific-Atlanta Option(s) that are required by the Acquisition.

The table below summarizes your Scientific-Atlanta Option(s) immediately before and after the Acquisition:

SCIENTIFIC-ATLANTA OPTION			ASSUMED SCIENTIFIC-ATLANTA OPTION

Grant Date	No. of Scientific-Atlanta Shares	Exercise Price per Share	No. of Cisco Shares	Exercise Price per Share

The post-Acquisition adjustments are based on the Option Exchange Ratio of 2.199 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed Scientific-Atlanta Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed Scientific-Atlanta Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Scientific-Atlanta Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Scientific-Atlanta Option(s) was determined by dividing the exercise price per share of your Scientific-Atlanta Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco.

Vesting has been fully accelerated as part of the Acquisition. In accordance with Cisco’s policies the only permissible methods to exercise your assumed Scientific-Atlanta Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed Scientific-Atlanta Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except as expressly modified by this Agreement or the Merger Agreement. Upon termination from service you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed Scientific-Atlanta Option(s) after which time your assumed Scientific-Atlanta Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed Scientific-Atlanta Option(s), you must utilize Cisco’s designated broker, the Charles Schwab Corporation at 1-866-602-4726 (outside the U.S., please obtain the appropriate telephone number to reach this number by visiting http://scs.schwab.com/cisco).

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Scientific-Atlanta Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

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Please sign and date this Agreement, as soon as possible, and fax to Scientific-Atlanta (attention Betsy Lindquist or Beth Pollard) at the following number: [Fax Number].

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated and your assumed Scientific-Atlanta Option(s) will not be exercisable. If you have any questions regarding this Agreement or your assumed Scientific-Atlanta Option(s), please contact Betsy Lindquist at [Telephone Number] or Beth Pollard at [Telephone Number].

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Scientific-Atlanta Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Scientific-Atlanta Option(s), the Plan and this Stock Option Assumption Agreement and agrees to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2006
[FullName] - Optionee
Address:

Cisco ID No.: [SA-ID]

ATTACHMENTS

Exhibit A – Form S-8 Prospectus